Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 3 DATED JULY 19, 2004

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 2 (which replaced the first Supplement) and this Supplement No. 3.

Status of the Offering	S–2
Recent Development	S–2
Acquisition and Related Matters	S–3
Summary of Contracts	S–3
Description of Property	S–4

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 21, 2004, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	7,201,558	79,217,140	71,295,426

Total	11,963,463	$129,217,140	$116,295,426

RECENT DEVELOPMENT

On July 7, 2004, we closed on the purchase of a full service Marriott® hotel in Redmond, Washington for a gross purchase price of $64,000,000. The effective date of this purchase for certain accounting, rent pro-ration and other purposes was June 12, 2004, when the hotel opened for business. The seller was an affiliate of W.I. Realty I, L.P., d/b/a “Western International.”

The gross purchase price for this hotel was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay 2% of the aggregate gross purchase price for this hotel, which equals $1,280,000, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of this purchase, we currently own three hotels, which are located in the states indicated in the map below:

ACQUISITION AND RELATED MATTERS

Overview

We caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to purchase the hotel in Redmond, Washington. The hotel has been leased by this subsidiary to another of our wholly-owned subsidiaries, Apple Six Hospitality Management, Inc. as lessee, under a hotel lease agreement, which is among the contracts described in the next section.

The lessee entered into a management agreement for the hotel with Marriott International, Inc., as manager. For simplicity, the manager will be referred to below as a “manager.”

Neither the seller nor the manager is related to or affiliated with us, except through the management and other agreements executed in connection with the hotel. No manager or any hotel management or licensing corporation (including Marriott International, Inc.) or any of their affiliates will be deemed an issuer, obligor, sponsor or guarantor in respect of any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities. The Marriott® trademark, and any related trademarks, are the property of Marriott International, Inc. or one of its affiliates.

SUMMARY OF CONTRACTS

Hotel Lease Agreement

Our wholly-owned subsidiary, Apple Six Hospitality Management, Inc., is serving as the lessee of the hotel under a hotel lease agreement, as indicated in the preceding section. For simplicity, this lease agreement will be referred to below as a “lease.” The lease provides for an initial term of 10 years. The lessee has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease has an effective date of June 12, 2004, which is the date when the hotel opened for business, and provides for the payment of an annual base rent and an annual percentage rent. The annual base rent is $5,808,091. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

Our wholly-owned subsidiary, Apple Six Hospitality Management, Inc., assumed the existing management agreement with the manager that originally had been executed by the seller and the manager during hotel construction. Under the management agreement, the manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

Other Agreements

In an owner agreement regarding the hotel, the manager granted its consent to the lease for the hotel. In return, Apple Six Hospitality, Inc., as the owner, agreed to guarantee the performance of the obligations, including monetary obligations, of the lessee under the management agreement.

DESCRIPTION OF PROPERTY

The hotel we recently purchased in Redmond, Washington offers guest rooms, together with related amenities, that are consistent with its operation as a full service hotel. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance.

The hotel has a total of 262 guest rooms. The average daily rate (price) per room ranges from $200 to $250 (excluding any discounts that may be available for corporate accounts or to frequent guests). The hotel opened for business on June 12, 2004 and therefore has no significant occupancy or other operating history.

The 2004 real property tax rate for the hotel is 1.01916% and the 2004 real property tax is currently estimated to be $314,798. (The stated percentage and tax amount are aggregate figures for applicable county, city and other local taxing authorities.) The federal tax basis for depreciation purposes for the depreciable real property component of the hotel is $53,809,757. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.

(Remainder of Page is Intentionally Blank)

S-4